UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER
1-12551

FORM 12b-25	CUSIP NUMBER
15670S105

NOTIFICATION OF LATE FILING

(Check one):                 [x]     Form 10-K     [  ]  Form 20-F    [  ] Form 11-K   [  ] Form 10-Q    [  ] Form 10-D    [  ] Form N-SAR    [  ] Form N-CSR
For Period Ended:	December 29, 2008

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Cenveo, Inc.
Full Name of Registrant

Former Name if Applicable
One Canterbury Green, 201 Broad Street
Address of Principal Executive Office (Street and Number)
Stamford, CT 06901
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  [x]

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Cenveo, Inc. (the “Company”) requires additional time to file its Form 10-K and complete its required year-end audit.  The delay is intended to allow for the completion of an internal review being conducted under the direction of the Company’s audit committee as a result of senior management’s learning of unsupported accounting entries made by a former plant controller for two plants in the Company’s envelope division, which will facilitate the completion of the annual audit.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Mark Hiltwein	(203)	595-3000
(Name)	(Area Code)	(Telephone Number)
(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).       Yes [x]       No  [  ]

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?            Yes [  ]       No  [x]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cenveo, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date February 27, 2008	By /s/ Mark Hiltwein
Mark Hiltwein, Chief Financial Officer

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